December 22, 2010

Via Facsimile and EDGAR

Mr. Larry Spirgel,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
One Station Place,
100 F Street, N.E.,
Washington, DC 20549,
United States of America.

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year ended December31, 2009 (File No. 000-50826)

Dear Mr. Spirgel:

KongZhong Corporation (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance (the “Staff”) dated December 20, 2010, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on June 4, 2010.  We wish to thank you and the other members of the Staff for providing us with your further comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments.  The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments.  The Company expects that it will be in a position to provide a response to the Staff’s comments by January 7, 2011, and would be grateful if the Staff could accommodate the Company in this regard.

Mr. Spirgel	-2-

Thank you again for your time.  Please feel free to contact me by phone at (+86-10) 8857-6000 (ext. 6388) or by email at jaychang@kongzhong.com with any questions you may have.

Very truly yours,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Brandon A. Hill
(Securities and Exchange Commission)

William Y. Chua
Jing Wang
Jingqiu (Joseph) Mei
(Sullivan & Cromwell LLP)

Taylor Lam
William Chou
(Deloitte Touche Tohmatsu CPA Ltd.)